                           Merrimac Industries, Inc.
                               41 Fairfield Place
                            West Caldwell, NJ 07006

July 21, 2005

VIA EDGAR CORRESPONDENCE AND BY FAX
-----------------------------------

United States
Securities and Exchange Commission
Mail Stop 3561-11
Washington, D.C.  20549
Attention: Larry Spirgel

Re:   Merrimac Industries, Inc. (the "Company")
      File No.  0-11201
      Form 10-KSB for Fiscal Year Ended January 1, 2005 and Form 10-Q for
      Fiscal Quarter Ended April 2, 2005 (collectively, the "Filings")

Dear Mr. Spirgel:

Set forth below are the Company's responses to the Staff's comments contained in your letter dated July 12, 2005 (the "Comment Letter"). For convenience, the text of the applicable Staff comment has been included before each Company response.

STAFF COMMENT 1 - NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES. CONTRACT REVENUES, PAGE 35. TELL US IN MORE DETAIL HOW
OFTEN YOUR COST-REIMBURSEMENT CONTRACTS AND COST RATES ARE REVIEWED AND
SUBSEQUENTLY REVISED. TELL US FOR ALL PERIODS PRESENTED IN YOUR STATEMENT OF
OPERATIONS THE SPECIFIC AMOUNTS OF REVENUE ADJUSTMENTS RECORDED RELATED TO THESE
CONTRACTS. ALSO, TELL US IF YOU RECORD ANY ESTIMATES ON A REGULAR BASIS FOR
POTENTIAL REVENUE ADJUSTMENTS AND HOW THOSE ESTIMATES ARE DETERMINED.

Company Response
----------------

Merrimac Industries, Inc. (the "Company") has only had one cost-reimbursement contract in the reporting periods, which began in 2001 and was completed in early 2003. This was the only instance of our needing to address this issue.
Under this contract, the Company submitted financial information annually to the
Defense Contract Audit Agency ("DCAA") for approval of the Company's various cost rates. During December 2003, DCAA approved reimbursement rates for the 2001 and 2002 fiscal years that supported the basis for our revenue recognition for this contract. The reimbursement rates for the 2003 fiscal year were finalized in June 2004.

On the basis of the approved rates, the Company recognized revenue additions of
$226,000 in the fourth quarter of 2003. A revenue reduction of $12,000 was recognized in the second quarter of 2004 based on the finalization of the 2003 rates.

The Company does not record any estimates on a regular basis for potential revenue adjustments, as there currently is no reasonable basis on which to estimate such adjustments, given the Company's very limited experience with these contracts and the government's

discretion in approving rate changes. As stated in the footnote, the Company only records revenue adjustments based upon the finalized rates issued by the
DCAA, which were then submitted to the prime contractor.

The Company currently does not have any cost-reimbursement contracts, but will expand its disclosures in the upcoming Form 10-Q for the second quarter ended
July 2, 2005 and in subsequent filings, by adding information about specific amounts of revenues added or reduced in the reporting period under any such contracts, a statement regarding the fact that the Company does not make any estimates of potential revenue adjustments and a statement regarding the frequency of information submitted to the DCAA.

This is also to confirm that the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and
the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Robert V. Condon
--------------------
Robert V. Condon
Vice President, Finance and
Chief Financial Officer
Tel: 973-575-1300, Ext 1300
Fax: 973-882-5981

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